Exhibit 99.1

 **Constellation Brands** PRESS *release*

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Constellation Brands Elects Incoming CEO Bill Newlands to its Board of Directors

VICTOR, N.Y., Jan. 11, 2019 ? Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today the election of Bill Newlands, president and chief operating officer, and incoming chief executive officer of Constellation, to serve as a member of its board of directors, effective March 1, 2019, on which date the size of Constellation's board will increase from 12 to 13 members.

"Bill has a deep understanding of consumer trends and an ability to leverage those insights to enhance our innovation pipeline and drive incremental growth. His extensive beverage alcohol industry experience and appreciation for the values and principles that have made Constellation successful for more than 70 years make him ideally suited to serve as our next CEO and a great addition to our board of directors," said Constellation Brands' Chief Executive Officer Rob Sands.

Since February 2018, Newlands has served as president and chief operating officer, responsible for all operating aspects of the company, leading the executive management team, and advancing Constellation Brands' position as the #1 total beverage alcohol company in the industry. When Newlands becomes president and chief executive officer on March 1, 2019, he will be responsible for providing strategic leadership and working with the board of directors and leaders within the business to establish long-range goals, strategies and policies.

"Constellation is well-positioned for continued success with a strong portfolio of brands that align with consumer trends and that provides significant runway for future growth," said Newlands. "It's an exciting time for our company. I'm honored to join the board of directors and look forward to working together in continuing to shape the company's future strategies and priorities."

Newlands joined Constellation Brands in 2015 as executive vice president and chief growth officer. In 2016, he assumed additional responsibilities as president of the company's Wine & Spirits Division. In 2017, he became the company's chief operating officer, and assumed the role of president in early 2018. Prior to joining Constellation Brands, Newlands held several senior leadership roles in the beverage alcohol industry spanning more than 30 years.


About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as Corona Extra, Corona Light, Modelo Especial, Modelo Negra and Pacifico. The company's beer portfolio also includes Ballast Point, one of the most awarded craft brewers in the U.S., and Funky Buddha Brewery. In addition, Constellation is the world leader in premium wine, selling great brands that people love, including Robert Mondavi, Clos du Bois, Kim Crawford, Meiomi, Mark West, Black Box, Ruffino and The Prisoner. The company's premium spirits brands include SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Founded in 1945, Constellation has grown to become a significant player in the beverage alcohol industry with more than 100 brands in its portfolio; about 40 wineries, breweries and distilleries; and approximately 10,000 talented employees. We express our company vision: *to elevate life with every glass raised.*

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS
Mike McGrew 773-251-4934 | **Amy Martin** 585-678-7141

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 | **Bob Czudak** 585-678-7170
Tom Conaway 585-678-7503

Bill Newlands



President and COO